Schedule A
to the Investment Advisory Agreement

(as amended on December 10, 2020, effective on or about January 1, 2021)

Fund	Annual Fee Rate as a Percentage of
Poplar Forest Partners Fund	0.85% for the first $250 million of assets, 0.775% for the next $750 million of assets, and 0.70% for assets in excess of $1 billion.
Poplar Forest Cornerstone Fund	0.80% for the first $250 million of assets, 0.70% for the next $750 million of assets, and 0.60% for assets in excess of $1 billion.

ADVISORS SERIES TRUST	POPLAR FOREST CAPITAL, LLC
on behalf of the series listed on Schedule A

By: /s/ Jeffrey T. Rauman	By: /s/ J. Dale Harvey

Print Name: Jeffrey T. Rauman	Print Name: J. Dale Harvey

Title: President	Title: President